LYNWOOD FINANCIAL GROUP INC.

Business Plan

Charles Feltman
20 Cambridge Drive
Matawan, NJ 07747
charles@lynwoodfinancialgroup.com
Phone: 732.566.0400, Ext. 22
Fax: 732.566.7228
Cell: 732.687.3265

MISSION STATEMENT

To develop a company that promotes a dynamic vehicle for enormous growth and creates a larger context of increased revenues.

At Lynwood Financial Group Inc., our goal is to provide price, competitive insurance products to businesses and our account executives striving to make every interaction a positive experience for our clients.

EXECUTIVE SUMMARY

Lynwood Financial Group, Inc. (also referred to as "the Company") is well poised to capture this emerging market opportunity in the insurance industry. The company was established as a result of a merger with CF Insurance in the year 2000. The company is an independent insurance agency operating from New Jersey with a broad range of Property & Casualty (P&C) insurance. The company has aligned with most of the carriers in the country to deliver insurance services directly to customers nationwide, with a keen focus on the P&C insurance of small and medium sized businesses.

Going Public: Today, Lynwood represents every major P&C insurance company doing business in New Jersey and nationally. The founder envisions creating a significant agency in the US to control the distribution of P&C insurance. With that in mind, the management has planned to convert the company into a public company through a reverse merger that can create the source of capital to achieve goals and take Lynnwood Financial Group to a listing on the NYSE (New York Stock Exchange). This expansion will be executed in two phases.

Funding Requirement: In Phase I, the company's initial source of funding will be from a public offering through a crowd funder using the JOBS Act. The funding will be utilized to convert the company into a public company. In Phase II, the funding will be utilized in hiring a sales force and acquiring companies associated with the insurance industry, such as payroll, HR and medical billing companies creating significant organic growth. The acquisition will enable the company to enhance operational efficiency and meet the required benchmark to be listed on NYSE. Phase III will include the listing of the company on NYSE. The company will issue further shares and warrants after being listed on NYSE to raise additional capital that will be utilized to continuing the acquiring process.

Market Size: According to market research firm IBISWorld, the Insurance Brokers and Agencies industry has seen an average annual growth rate of 3.7% over the last five years, positioning industry revenue to be around $157.3 billion in 2017. The industry has grown steadily in the wake of a strengthening economic backdrop, from rising disposable income levels and lower unemployment rates. These trends are expected to continue over the next several years, as is the overall growth in the industry. The industry is projected to see an average annual growth rate of 1.5%

over the next five years, placing industry revenue at $169.4 billion in 2022. These trends bode extremely well for organizations like the Lynwood Financial Group, as they show the long-term potential that the market and industry in general hold.

Marketing and Distribution: Marketing and distribution will be done through a direct approach method. The company will increase the sales force in an attempt to sell products to businesses and individuals directly. The company will acquire individual and agency deals in property and casualty insurance. The company will continue to acquire and develop partnerships with payroll, HR, and medical billing agencies to increase potential customer reach and upsell services. The Company will also have an attractive and informative website for investors and customers separately and will also maintain a social media presence.

Target Market: The Company will continue to target small and medium sized businesses in the US. Businesses are the primary purchasers of insurance administration and risk consulting services. Demand for such services from this market is increasing as businesses seek greater customization of insurance coverage, business services and more advanced risk management practices.

Management: Mr. Feltman is the founder and CEO of Lynwood Financial Group. Mr. Feltman's business acumen is second to none: he was educated at Minnesota State University and John Marshall Law School, Managing Director of HL Financial Services with a seat on the NY Stock Exchange, General Manager for a Division of American Hospitality Supply Corporation, and was the youngest General Manager in the history of Mutual of New York, (MONY), subsequently acquired by Equitable and AXA. His work ethic and business acumen will be the key drivers that propel this venture towards a position of lasting success.

OBJECTIVES

The purpose of this plan is to provide investors with the information necessary to evaluate the scope and future growth of Lynwood Financial Group in the marketplace. In addition to serving as a roadmap for management, the plan will show that:

1) A significant market opportunity exists when analyzing the current market demands and competitive landscape;

2) The management team set in place is qualified to execute on a well-thought out operational, marketing and sales strategy, and

3) The correct capital structure will allow for a long lasting, profitable business.

Company Structure

Currently Lynwood Financial Group is formed as an S-Corporation, but after filing with the FCC it will be reorganized as a C-Corporation. This corporation will be registered in Delaware with Charles Feltman as Chairman and CEO of the corporation.

Products / Services Provided

The products this corporation will provide are property and casualty insurance, which includes all forms of general and specific liability for all businesses, professional individuals' and professional corporations. All types of business personal property such as structures, buildings, automotive, machinery and equipment.

Payroll and human resources services, medical billing for individuals, group practices, ambulatory facilities and hospitals, and group health insurance will also be provided.

Goals / Philosophy / Expansion Plans

Our goal is to develop a company that promotes a dynamic vehicle for enormous growth and create a larger context of increased revenues. The insurance industry has lost their way. We are going to change the insurance products offered to small and middle market businesses, the underwriting process and the distribution of these products.

Lynwood Financial Group's pursuit regarding its initial IPO will serve to the insurance industry as a call to arms. Insurers have not been proactive, nor have they been creative in responding to disruptive threats emanating not just from within the insurance market, but spurred by new realities in the economy and society at large. The industry in general lacks the sense of urgency to affectively capitalize on the accelerating pace of technology, demographics, small business and middle business market preferences. Insurer's still rely upon a series of orthodoxies that have generally served as entry barriers insulating their traditional ways of doing business and allowing them to make due with relative modest changes in their products, operations and distribution systems.

Insurers, without question, are vulnerable to any one introducing new ways of leveraging information, spreading the risk, product development, changing the distribution system and creating new efficiencies in operating processes. Lynwood Financial Group will develop a number of disruptive business models, which will enable us to undermine the effectiveness of all these long-standing insurance business models.

Insurers believe the following orthodoxies preclude anyone from being a serious competitive entry into the insurance industry:

- Consumer familiarity with established insurers precludes wide scale disruption by newcomers to the business.

- Insurance is often a complex, opaque and even misunderstood product which gives the industry seasoned agent and broker sales force a considerable edge over would be entrants and distribution challenges.

- Insurers have effectively cornered the market on the data models and analytical talent to underwrite and price exposures, as well as facilitate risk management.

- Since the premise of risk pooling is fundamental to the business of insurance, the massive capital reserves assembled by insurers cannot be easily replicated by new players.

Lynwood Financial Group, Inc. intends on disrupting these orthodoxies:

- Re-define familiarity

- Change and replace the industries seasoned agents and independent brokerage system

- Create new sources of organic growth

- Eliminate and create new data business models, train and educate new talent, and dispense with the archaic and most recent completely ineffective models now being used to facilitate risk determination and pricing. Underwriting should increasingly be based on casual rather than correlative data enabling more accurate lost predictions less arbitrary pricing decisions and more affective lost control suggestions.

- Improve profitability by reducing payment of fraudulent claims in creating the effective use of in-house attorneys.

- Lynwood Financial Group will create disruption at a fundamental level enabling access to more precise data, which can eliminate a lot of time and inconvenience from the insurance application, renewal and claims processes, while improving the accuracy of underwriting and pricing decisions by basing them on the actual ongoing state of an insured risk!

- Integrate the P&C, payroll and medical billing industries by developing products, services, IT applications, personal and distribution systems completely unique to all three industries.

- Initiate a public company that creates the source of capital to achieve those goals.

- Unlock the value by building value through integration of diversified units working together as a portfolio of business's under one roof. This will provide opportunity to boost all three industries performances by creating efficiencies, cutting costs and will effect enormous growth and improve the company's offerings

Top Competitors

Competition does not lie with agency competition – it is purely based on insurance competition. Larger agencies have the edge in obtaining better pricing or exceptions. The key to competition is being the gorilla in the room. Competition can be eliminated if you are a captive agent with a strong profitable, aggressive direct writer: Director Writers eliminate the competition and so do gorillas.

Competitive Advantages

One of the purposes of going public is to create a significant agency with the premium volume to dictate pricing. P.C. is all about pricing strategy – ultimately transforming to a direct writer of insurance, i.e., Farmers, GEICO.

Management Roles / Responsibilities

These are to be determined after initial public offering. This will enable us to issue stock and options to board members, senior executives and employees to attract the very best in the industries identified.

Distribution Channels

Initially to effect significant growth as an independent agency, which is the distribution channel of insurance companies, this will enable us to control distribution of all major P & C companies and products. Hence, dominating the sale and placement of the industries products and eliminating competition from other independent agents.

Marketing Strategies

Perhaps the most effective marketing strategy is to sell multiple products to captive clients. If you provide payroll services you have access to your customer base to sell anything. Note: Discuss ADP and Magellan are examples. Eventually we will have PR to develop a brand name and awareness.

Target Market

Lynwood Financial Group's strategy is to partner with companies to have access to their customer base on a national level. Once we are public we will buy those companies, i.e., payroll industry is a huge opportunity, remarkably fragmented in a number of companies to partner with and/or buy.

Our target market will initially approach small and middle market business.

Market Needs

Insurance is a brick and mortar business, every business has to buy it because they need it and some products are statutory. This market will never disappear, but will evolve because of the need to develop new insurance products for new emerging companies who will have unique insurance needs.

Product / Service Selling Tactics

Initially and predominantly sales will be performed through a captive sales team. We in addition will develop applications for easy purchase of commercial products, in a manner similar to Allstate's E-insurance Internet Company.

Funding

Lynwood Financial Group's initial source of funding will be a public offering through a crowd funder using the JOBS Act to sell stock to the general public.

The second source of funding will come from a Reverse Merger.

Monies will also be generated through the general public with the sale of stock between $400,000 to $1,000,000 which will be determined prior to initial IPO.

We will subsequently initiate a reverse merger with acquisitions financed by bank financing, investor capital and partnering with private equity firms choosing one as our lead (Carlisle Group). Once the reverse merger occurs, Charles Feltman is investing personally the entire value of Lynwood Financial Group, market capitalization ($2,600,000).

Initial Costs

1. Acquiring a National Sales Force
2. Legal Fees / Retainer
3. Shell Company
4. CPA Firm Fees / Retainer
5. Private Equity Firm / Brokerage Firm Fees / Retainer
6. IT Development – Integration With Partners

Five (5) Year Projection

Lynwood Financial Group anticipates on being the #1 leading U.S. Commercial Retail, U.S. Broker with a market capital of $10,000,000,000.

Another source of growth would be RCM Services (Revenue Cycle Management Services).

Potential Target Companies (Demonstrated Less Than 4% Growth)
$1,200,000,000 to $1,500,000,000 Purchase Price

Acquisition – P&C Revenues U.S. Potential Target Companies

1st Tier

Wells Fargo Insurance Services USA, Inc.	$ 580,839,000	- (4.0%)
BB&T Insurance Holdings	1,676,025,000	- (8.3%)
Aerisure, LLC	410,654,072	22.4%
	$2,667,518,072	

2nd Tier

Moreton & Company	$43,309,?000	- (1.3%)
Mahoney Group	43,481,231	- (2.4%)
Riggs Councilman Michaels and Downs	5,460,439	3.1%
Poms & Associates Ins. Brokers Inc.	46,170,000	3.1%
LMC Insurance & Risk Management	47,233,550	4.5%
Bowen Miele TTE & Britt Inc.	52,529,205	1.3%
Sterling & Sterling LLC dba Sterling Risk	52,679,000	4.4%
Houchens Insurance Group	58,227,077	1.1%
Huntington Insurance Group	60,122,700	2.5%
First Niagara Risk Management Inc.	65,286,400	0.3%
Oswald Companies	65,850,840	1.9%
	$540,349,442	

3rd Tier - Acquisition

Arthur J. Gallagher & Co.	$985,798,000	1.58%

All above companies are in the top 75 total revenue for P&C agencies.

NOTE: It is difficult to measure organic growth through various partnerships and acquisitions of payroll companies. My projection would be an annual increase that would add 30% - 40% a year on top of acquisitions of 20% per year, which would project an annual growth rate of 60%.

Additional targeted companies to be acquired:

- Medical Billing:
  - GroupOne
  - Human Medical Billing
  - MTBC-Practice Pro
  - Advanced MD
  - KAREO
  - Clinical Works
  - PPM Inc.
  - Athena
  - Nue MD
  - Billing Paradise
- Human Capital Management (Payroll Services and HR Services):
  - Bank of America
  - Pay USA
  - Coastal Human Resource Group
  - Paychex
  - On Pay
  - Sure Payroll
  - My Payroll HR
  - ADP

Note: There are approximately a combined total of in excess of over 50,000 additional companies of medical billing, payroll, and HR services operating in the USA.

ADB

FILED

DEC 2 1988

JANE BURGIO
Secretary of State
0502656

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION

OF

LYNWOOD FINANCIAL GROUP, INC.

To: The Secretary of State
State of New Jersey

The undersigned, being the sole incorporator of the corporation does hereby execute the following Certificate of Amendment, pursuant to the provision of Section 14A:19-2 (1) and Section 14:9-4(1), Corporations, General of the New Jersey Statutes.

(1) The name of the corporation is

LYNWOOD FINANCIAL GROUP, INC.

(2) Article (5) of the Certificate of Incorporation is hereby amended to read as follows:

(5) The number of directors constituting the initial board of directors shall be four and the names and addresses are as follows:

NAME	ADDRESS
Jerome Skolnick	32 Lynwood Road Edison, NJ 08820
Mark Scalera	373 Lincoln Drive Kenilworth, NJ 07033
Ronald J. Yuhas	3 Banfield Road Middletown, NJ 07748
Paul J. Pinizzotto	6 Old Farmstead Road Chester, NJ 07930

0100397485

0100391465

IN WITNESS WHEREOF, the undersigned has hereunto consented and signed this Certificate of Amendment before the organization meeting of the directors this twenty ninth day of November, 1988.

Ernest A. Curtin Jr.
Incorporator

DEPARTMENT OF TREASURY
LONG FORM STANDING WITH CHARTER DOCUMENTS

LYNWOOD FINANCIAL GROUP, INC.
0100397485

I, the Treasurer of the State of New Jersey, do hereby certify that the above-named New Jersey Domestic Profit Corporation was registered by this office on November 22, 1988.

As of the date of this certificate, said business continues as an active business in good standing in the State of New Jersey, and its Annual Reports are current.

I further certify that the registered agent and registered office are:

Charles Feltman
20 Cambridge Dr
Aberdeen, NJ 07747

I further certify that as of the date of this certificate, the following amendments and changes are on file in this office:

Amendment	12/05/1988
Change Of Agent And Office	03/12/2002
Revoked For Failure To Pay Annual Reports	06/16/2006
Reinstated (Annual Reports)	01/17/2012
Amendment	01/10/2014


THE GREAT SEAL OF THE STATE OF NEW JERSEY

IN TESTIMONY WHEREOF, I have hereunto set my hand and affixed my Official Seal at Trenton, this 28th day of February, 2014

Andrew P Sidamon-Eristoff
State Treasurer

Certificate Number: 131349832

Verify this certificate online at

Associated names:

N/A

PRINCIPALS

Following are the most recently reported officers/directors (corporations), managers/members/managing members (LLCs), general partners (LPs), trustees/officers (non-profits) or owners (trade names and trade/service marks)

TITLE: CHIEF EXEC. OFFICER (CEO)
NAME: CHARLES FELTMAN
ADDRESS: 5031 CERROMAR DR , NAPLES, FL 34112

FILING HISTORY -- CORPORATIONS. LIMITED LIABILITY COMPANIES, LIMITED PARTNERSHIPS AND LIMITED LIABILITY PARTNERSHIPS

To order copies of any of the filings below, return to the service page, <url>, and follow the instructions for obtaining copies. Please note that trade names are filed initially with the County Clerk(s) and are not available through this service. Contact the Division for instructions on how to order Trade Mark documents.

Charter Documents for Corporations, LLCs, LPs and LLPs

Original Filing (Certificate) Date: 1988

Changes and Amendments to the Original Certificate

Filing Type	Year Filed
AMENDMENT	2014
REINSTATED (ANNUAL REPORTS)	2012
REVOKED FOR FAILURE TO PAY ANNUAL REPORTS	2006
CHANGE OF AGENT AND OFFICE	2002
AMENDMENT	1988

NOTE: Copies of some of the charter documents above, particularly those filed before August 1988 and recently filed documents (filed less than 20 work days from the current date), may not be available for online download.

* For older filings, contact the Division for instructions on how to order.
* For recent filings, allow 20 work days from the estimated filing date, revisit the service center at <url> periodically, search for the business again and build a current list of its fillings. Repeat this procedure until the document shows on the list of documents available for download.

The Division cannot provide information on filing requests that are in process. Only offically filed documents are available for download.

Supplemental Information for Lynwood Financial Group

Annual Reports

www.lynwoodfinancialgroup.com

Financial Condition

Financial condition: attached reviewed Financial statements.
The company since it's existence has continually generated a positive cash flow.
Historically, the company has demonstrated the ability to provide continuous liquidity. Lynwood has never had any cash flow problems in meeting its obligations.

Use Of Proceeds

Proceeds will be used for conversion to a C corporation, legal fees necessitated by executing a reverse merger., these cost include, but are not limited to; legal fees/retainer, identifying a shell company, CPA firm fees/retainer, brokerage firm fees/retainer, and additional unforeseen fees) as part of its final objective, a publicly traded company through a reverse merger.
There will be no additional compensation for officers or directors of company. The company is debt free because of its continuous cash flow of commissions generated by its account base from major companies such as Hartford and Travelers, etc. enabling the company to borrow whatever capital needs it might have.

Risk Factors

The risks involved with Lynwood Financial Group will be minimal. Research shows that industry revenue volatility, or the average absolute change in revenue, is 2.9%, corresponding to a low level of revenue volatility over the five years to 2017. Volatility depends on price changes and the quantity of sales for the industry. The industry has benefited over the five years to 2017 from a gradually hardening premium pricing cycle which has led industry revenue to increase steadily.

Unlike the primary insurance market, industry revenue is relatively stable, as companies/brokers do not rely on investment income. Instead, revenue is generated from commissions related to insurance policy sales and fees associated with risk management services. As a result, industry revenue generally fluctuates with insurance cycles, catastrophes, and general economic activity. Industry growth is also impacted by outsourcing activity by insurers, as participants provide administrative and operational support for primary insurance companies. Insurance is often compared to a utility, as businesses and individuals are often required to carry insurance by states and other regulators, particularly within the automotive market. Consequently, industry demand remains relatively constant, while premiums and profitability fluctuate with macro economic trends. Economic cycles are important because clients often reduce coverage during economic downturns.

Industry premiums are also impacted by insurance cycles, with prices fluctuating between periods of hard and soft markets. In hard markets, premiums rise, as insurers look to increase reserves and margins. Higher premiums are beneficial to industry operators because they often generate revenue as a percentage of insurance policy premiums. As a result, brokers and agencies often have higher margins during hard pricing cycles.

Apart from the revenue volatility, the business operates with little overhead; a vital factor that bodes well for long-term sustainability and the creation of a durable business model. However, relatively low barriers to entry have fostered a competitive landscape with a vast number of individual insurance agents and brokers. In order to face the risks in the marketplace, the Company will implement a highly effective marketing campaign, build industry connections and communicate its value to potential customers while focusing on how it uniquely fills a market need. With that being said, the Company stands as a viable business opportunity that has the potential to deliver significant returns to any investor or lending institution.

Operating History

Company has an operating history

Failures to comply with any ongoing reporting requirements

N/A

Additional Material Information

N/A

Beneficial Owners

Charles Feltman 100%

Prior Exempt Offerings

N/A

Risk Factors:

Additional issuance of securities Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities The Company may have authority to repurchase its securities from shareholders, which, may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the Issuer or of the Assets of the Issuer As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Majority of Members of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of theexecutive management of the Company and the Majority of Members of the Company. If the Majority of Members of the Company authorizes a sale, of all or a part of the Company,or a disposition of a substantial portion of the Company's assets, there can be no guaranteethat the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with Related Parties The Investor should be aware that there would be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest. the executive management and Majority of Members of the Company will be guided by their good faith and judgment as to the Company's best interest. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms, which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Shareholders An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company. The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Majority of Members, and the Investor will have no independent right to name or remove an officer or member of the Majority of Members of the Company.

Forward Looking Statements This Offering Statement contains forward-looking statements that are based on the beliefs of, assumptions made by and information available to our management. Our actual results, performance or achievements in the remainder of 2016 and beyond may differ materially from those expressed in, or implied by, these statements due to a number of factors, including those discussed herein:

The loss of members of our Management Team could adversely affect our business We believe that each member of our management team is critical to our success. If we lose the services of any members of our management team, promoting our business and raising additional capital would be severely limited and our business could fail. We do not maintain key person life insurance on any of our management team.

The market may not accept our solutions To be successful, we must attract a significant number of customers. Our business plan is based on our belief that the value and market appeal of our solution will grow as the price of our solution decreases. We may not achieve the critical mass in production which we believe is necessary to become successful.

Limited Financial Resources The Company is seeking an early round of financing. Given the capital nature of the Company's business, these funds may prove insufficient to allow the business to firmly establish its potential necessary to obtain future rounds of growth capital. It is likely that the Company will need to raise additional funds in the future.

No Role Model to Validate Revenue Growth Projections We have found few other comparable companies on which to base our revenue growth projections. Basic assumptions of the Company's plans may prove to be flawed and supported by insufficient capital to grow the business.

Illiquidity and Lack of Marketability There may not be any liquid trading market for the securities. There is currently no market for the Units of the company. The Units have not been registered under the Securities Act or the securities laws of any state. Consequently, you may not sell or otherwise transfer or dispose of the Units.

Potential Dilution If the company offers additional securities, you may suffer dilution in the value of your shares if they issue additional preferred or common equity in connection with further financings or acquisitions of technologies or companies, warrants, or increase the employee option pool, will subject the Units to dilution.

Capital Requirements; Uncertainty of Funding The Company's capital requirements in are expected to require significant additional capital after completion of this offering. There can be no assurance that it will be able to obtain such funding on acceptable terms, if at all, or that such funding will be sufficient to carry the Company to profitable operations and positive cash flow. If such additional funding is received, investors in this private placement could experience economic dilution, possibly to a significant degree.

Best Efforts Offering This offering is being conducted on a best efforts basis. The placement agent is not required to purchase any of the Company's securities nor is it obligated to sell any such securities. Subscriptions will be evaluated and accepted or rejected by the Company as they are received. The failure to raise sufficient cash to pay operating expenses would have a material adverse effect on the Company's business prospects.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction, and deliver securities to the investor.

Investor Commitment. The Investor will submit, through CrowdSourceFunded.com Portal a requested investment amount. When doing so the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.

Acceptance of the Investment. If the Investor Agreement is complete, the Investor will typically be automatically accepted for an investment in the Company within a few minutes. At this point, the Investor will be sent an email version of the Investor agreement in PDF format signed by the Investor and the Company, as well as, a confirmation of the commitment.

Investor transferring of funds. Upon receipt of confirmation the investment has been accepted, the investor **will** be responsible for transferring funds into the third party escrow account set up on behalf of issuers offering securities through CrowdSourceFunded.com

Progress of the Offering. The Crowdsourcefunded.com Portal will make realtime updates on the progress of the offering, including: total amounts raised at any given time, notifications by email and through the "My Investments" screen when the offering target amount has been met and in the instance of a concurrent offering daily updates reducing the maximum target if indications related to the concurrent offering warrant.

Closing: Original Order Period Deadline. Unless and until, the target offering amount is met early, Investor funds will be transferred from the escrow account to the Company, on the deadline date identified in the Cover Page to the **Form C** or any subsequent Amendment as filed as a Form C/A.

Early Closings. If the target offering amount is met prior to the original deadline date we may close the offering earlier, but, no less than 21 days after the date on which information about the Company including this Form C/A, is posted on the CrowdSourceFunded.com Portal. We will schedule the closing deadline, and at least five days prior to the new deadline Investors will receive notice of it by email. At the time of the new closing deadline, your funds will be transferred to the Company net of any associated fees, from the escrow account, provided the targeted offering amount, is still met, after any cancellations.

Book Entry. All Investments will be in book entry form. This means that the Investor will not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors Agreement again.

NOTE: Investors may cancel an Investment commitment until 48 hours prior to the deadline identified in those offering materials.

The Intermediary will notify Investors when the target offering amount has been met. If the Issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early If it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an Investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the Issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

If an Investor does not reconfirm his or her Investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's ability to cancel An Investor may cancel his or her Investment commitment at any time until 48 hours prior to the offering deadline.

If the Investor cancels his or her Investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

Reconfirmation If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her Investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the sum of the investment commitments from all Investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.